NORTHWEST		Suite 704, 595 Howe Street Box 35 Vancouver, British Columbia Canada V6C 2T5 Telephone: (604) 687-5792 Facsimile: (604) 687-6650
LAW GROUP
Stephen F.X. O’Neill*† Alan H. Finlayson Charles C. Hethey*∆ Maryna M. O’Neill*†¤	Michael F. Provenzano Christian I. Cu*†◊ Brian S.R. O’Neill*†◊
Northwest Law Group is an association of independent lawyers and law corporations.

File #0619

February 8, 2018

VIA EDGAR &
E-MAIL (WilliamsonJ@sec.gov)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attention:   John Reynolds, Assistant Director

Office of Beverages, Apparel and Mining

Dear Sirs/Mesdames:

RE:	I-MINERALS INC. (the "Company")
-	SEC File No. 000-55321
-	Form 10-K for the Fiscal Year Ended April 30, 2017 Filed July 28, 2017

We are the solicitors for the Company.  We write on behalf of the Company in response to your comment letter dated January 24, 2018 regarding the above-referenced Annual Report on Form 10-K (the "Comment Letter").  On behalf of the Company, we have filed with the United States Securities and Exchange Commission (the "SEC") via the EDGAR system, an amended Registration on Form 10-K/A (the "Amended Form 10-K")

In addition to the Amended Form 10-K, we also provide below our responses to the comments made in the Comment Letter.  Our responses herein are based on the factual information provided to us by the Company.  Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.  Capitalized terms used herein and not defined, have the same meanings given such terms in the Form 10-K.

General, Page 5

1.	We note the location description of your mineral properties is southwest of Bovill, Idaho, but your technical reports place your reserves and proposed mill site northwest of Bovill, Idaho. Please clarify and confirm your disclosure prospectively, as necessary.

In response to this comment, the Company confirms that (i) the mineral properties are located northwest of Bovill, Idaho, and (ii) future filings will reflect this fact.

Helmer-Bovill Property, Page 17

* Practicing through O’Neill Law Corporation
◊ Also of the Nevada State Bar	¤ Also of the Arizona State Bar
† Also of the Washington State Bar	∆ Also of the New York State Bar

NORTHWEST LAW GROUP February 8, 2018 Page 2

2.	Please forward to our engineer, as supplemental information and not as part of your filing, your information that establishes economic feasibility of your materials designated reserves and resources, as required by Industry Guide 7(c). Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4. If you have questions concerning the above request, please contact George K. Schuler, Mining Engineer at (202) 551-3718.

In response to this comment, the Company has forwarded to the SEC the information that establishes economic feasibility of the materials designated as reserves and resources, associated with the Bovill Kaolin Project.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

/s/ Charles C. Hethey

CHARLES C. HETHEY

/sbl

Enclosures

cc:        I-Minerals Inc.